UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Eliot Robinson Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, GA 30309-3592 (404) 815-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS: H5, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 854,453 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 854,453 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,453 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS: Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 854,453 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 854,453 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,453 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS: J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 233,552 Shares of Class A Common Stock
	8	SHARED VOTING POWER 871,477 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 100,451 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 995,254 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,029 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 8 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 24, 2007 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on March 24, 2010 (together with the Original Schedule 13D, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.	Purpose of Transaction.

Item 4(a) is hereby amended and restated in its entirety to read as follows:

(a)
The Partnership and the LLC do not currently plan to acquire future shares of the Company’s Class A Common Stock other than shares that may be acquired through additional contributions to the Partnership by its partners or to the LLC by its members. The Partnership may accept additional partners who may contribute additional shares of the Company’s Class A Common Stock, and the LLC may accept additional members. The Reporting Persons are parties to a Class A Shareholders Agreement that imposes certain transfer restrictions upon shares of Class A Common Stock held by the Reporting Persons. See Item 6.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
The Reporting Persons beneficially own an aggregate 1,105,029 shares or 36.7% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2012, which reported that 3,029,183 shares of Class A Common Stock were outstanding as of May 7, 2012, less the number of shares converted into common stock since May 7, 2012 by the Reporting Persons as shown on Schedule 1.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Shareholders as described in Item 6 below. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,950,101 shares or 64.8% of Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
The Partnership beneficially owns 854,453 shares or 28.4% of the Class A Common Stock of the Company. The LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership.

Mr. Haverty beneficially owns 1,105,029 shares or 36.7% of the Class A Common Stock of the Company.  Mr. Haverty has sole dispositive power with respect to 100,451 shares of Class A Common Stock and sole voting power with respect to 233,552 shares of Class A Common Stock.

As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 854,453 shares of the Class A Common Stock held by the Partnership.

CUSIP No. 419596-20-0	13D	Page 6 of 8 Pages

Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 11,228 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”).  Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 5,796 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”). Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust and disclaims any beneficial ownership in the Trusts’ shares.

Mr. Haverty holds sole voting power and shares dispositive power over the 88,017 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation:  Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben M. Haverty.  Mr. Haverty holds sole voting power and shares dispositive power over 35,760 shares held in the Margaret Munnerlyn Haverty Revocable Trust (the “Trust”) with the other trustees of the Trust:  Jane M. Haverty and Ben M. Haverty. Mr. Haverty holds sole voting power over the 9,324 shares held in an IRA for the benefit of Margaret Munnerlyn Haverty (the “IRA”). Mr. Haverty has no pecuniary interest in the shares of the Foundation, the Trust or the IRA and disclaims any beneficial ownership in the Foundation’s, the Trust’s and the IRA’s shares.

Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben M. Haverty are all citizens of the United States of America.  None of them have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

The business address of the Foundation, the Trust, the IRA, the Daughter’s Trust, the Son’s Trust and each of their trustees is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia  30342.  The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

(c)
Except as set forth on Schedule 1 hereto, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

On June 5 2012, the Company entered into a Class A Shareholders Agreement with the Reporting Persons and Villa Clare Partners, L.P., Clarence H. Smith, Frank S. McGaughey III and Ridge Partners, L.P. (the “Class A Shareholders Agreement”). The Class A Shareholders Agreement imposes certain transfer restrictions upon shares of Class A Common Stock held by the various signatories to the agreement, including, but not limited to, a restriction on the transfer of any such shares to anyone other than certain permitted transferees of such signatory without the Company’s prior written consent and an obligation to convert such shares to common stock in accordance with the Company’s Charter prior to transferring any such shares to anyone other than a permitted transferee of such signatory. A copy of the Class A Shareholders Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed June 8, 2012 and is incorporated by reference herein.  The foregoing description of the Class A Shareholders Agreement is qualified in its entirety by reference to the text of the Class A Shareholders Agreement.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 419596-20-0	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 14, 2012	H5, L.P.

	By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC (general partner of H5, L.P.)

PINE HILL ASSOCIATES, LLC

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr. Manager

J. RAWSON HAVERTY, JR.

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.

CUSIP No. 419596-20-0	13D	Page 8 of 8 Pages

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.      H5, L.P.

No transactions.

2.      J.  Rawson Haverty, Jr.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
3/23/12	Disposition	12,000	$0	Conversion1

3.       Frank S. McGaughey III

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/5/12	Acquisition	21,400	$0	Other2

4.       Ridge Partners, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/5/12	Disposition	21,400	$0	Other3
6/1/12	Disposition	78,600	$0	Conversion4

5.       Clarence H. Smith

No transactions.

6.       Villa Clare Partners, L.P.

No transactions.

1 Conversion of Class A Common Stock into common stock of the Company.
2 Distribution of Class A Common Stock received from Ridge Partners.
3 Distribution of Class A Common Stock held by Ridge Partners of which Mr. McGaughey is general partner. Mr. McGaughey disclaims beneficial ownership of the shares except to the extent of his pecuniary interest in the partnership.
4 Conversion of Class A Common Stock into common stock of the Company.